ORBIS

RECEIVED

2004 APR 28 A 9:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Warszawa , 2004-04-14

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

04024630

SUPPL

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report no 8/2004.
Best regards

Krzysztof Gerula

Vice President

PROCESSED

APR 28 2004

THOMSON FINANCIAL

4/28

Current report no 8/2004

The Management Board of "Orbis" S.A. hereby informs that it shall apply to the General Assembly of Shareholders to approve the following:

1. Distribution of the profit for the year 2003 amounting to PLN 44 466 125.52 in the following manner:
   1) allocating the amount of PLN 28 799 942.80 for the Company's supplementary capital;
   2) allocating the amount of PLN 15 666 182.72 for dividend in the proportion of PLN 0.34 per one share.
2. Dividend entitlement date on July 28, 2004.
3. Dividend payment date on August 12, 2004.

Justification

Continuing the dividend payment policy launched and pursued in the past years we aim at enhancing investor trust in the Company. At the same time, the company faces tasks relating to development investments and further modernization of the Orbis hotel chain. Therefore, when proposing to allocate 35.2 % of the net profit for the dividend, we are driven by the intention to maintain its last year's level (PLN 0.34 per 1 share) and by the need to add to the supplementary capital to finance the development program.